SEC Mail
Mail Processing Section SECU[...] MISSION

11017268

FEB 28 2011

Washington, DC
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67940 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RCap Securities, Inc.**

(Filed as Confidential Information)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

**1211 Avenue of the Americas, Suite 2902**
(No. and street)

| **New York** | **New York** | **10036** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jonathan A. Self** **1 (770) 263-7300**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **Two World Financial Center** | **New York** | **New York** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

X Certified Public Accountant
Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**AFFIRMATION**

We, Thomas Murphy and Jonathan Self, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RCap Securities, Inc. as of and for the year ended December 31, 2010, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/11 Date

PRESIDENT
THOMAS MURPHY

Subscribed and sworn to before me
on this 25th day of February, 2011

Notary Public
NATHALIE URIBE
Notary Public, State of New York
No. 01UR6126524
Qualified in Queens County
Term Expires May 9, 2013

Signature 02/25/11 Date

CHIEF FINANCIAL OFFICER
JONATHAN SELF

Subscribed and sworn to before me
on this 25rd day of February, 2011

Notary Public

Ann M Holloway
Notary Public
DeKalb County, Georgia
My Commission Expires June 17th 2014

# RCAP SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2010

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH | $ | 882,658 |
| CASH EQUIVALENTS | | 23,450,000 |
| DEPOSITS WITH CLEARING ORGANIZATIONS | | 247,679,871 |
| SECURITIES OWNED, AT FAIR VALUE ($1,100,447,433 pledged) | | 1,100,447,433 |
| DERIVATIVE CONTRACTS, AT FAIR VALUE | | 2,607,266 |
| REVERSE REPURCHASE AGREEMENTS | | 18,884,700,500 |
| SECURITIES BORROWED | | 216,676,131 |
| INTEREST RECEIVABLE | | 4,037,407 |
| ACCRUED INTEREST RECEIVABLE — Reverse repurchase agreements | | 12,252,003 |
| ACCRUED REBATE RECEIVABLE — Securities loaned | | 505,763 |
| RECEIVABLE FROM INVESTMENT BANKING ACTIVITY, NET | | 690,000 |
| RECEIVABLE FOR ADMINISTRATIVE AND SERVICE FEES | | 56,250 |
| OTHER ASSETS | | 1,643,018 |
| TOTAL ASSETS | $ | 20,495,628,300 |

See notes to statement of financial condition.

# RCAP SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION (CONTINUED)
## AS OF DECEMBER 31, 2010

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Repurchase agreements | $ | 19,173,103,750 |
| Securities sold, not yet purchased, at fair value | | 909,462,042 |
| Securities loaned | | 217,841,311 |
| Accrued interest payable — repurchase agreements | | 5,564,580 |
| Interest payable | | 3,828,202 |
| Accrued rebate payable — securities borrowed | | 432,925 |
| Clearing fees payable to clearing organizations | | 296,871 |
| Commissions due to broker dealers | | 96,834 |
| Accounts payable to affiliate | | 185,990 |
| Accounts payable and other liabilities | | 3,695,957 |
| Total liabilities | | 20,314,508,462 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock — par value $.01 per share; 1,000,000 shares authorized, 1,000,000 issued and outstanding | | 10,000 |
| Additional paid-in capital | | 175,990,000 |
| Retained Earnings | | 5,119,838 |
| Total stockholder's equity | | 181,119,838 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 20,495,628,300 |

See notes to statement of financial condition.

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

**Description of Business** — RCap Securities, Inc. (the "Company" or "RCap") was incorporated in Maryland, on July 3, 2008 and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). RCap was granted membership to ("FINRA") on January 26, 2009 and commenced operations on February 27, 2009. RCap is a wholly-owned taxable REIT subsidiary of Annaly Capital Management, Inc. (the "Parent"). RCap's principal business activities include operating a financing matched book of predominantly U.S. Agency mortgage-backed and U.S. Treasury securities, engaging in securities lending activities of U.S. equity and corporate fixed income securities as well as participating in underwriting syndicates and conducting proprietary trading of U.S. Treasury Bills, Notes, and Bonds, futures and options contracts. RCap received approval as a member of Fixed Income Clearing Corporation ("FICC") on May 4, 2009 and Depository Trust and Clearing Corporation ("DTCC") on October 22, 2009.

A summary of the Company's significant accounting policies follows:

*Basis of Presentation* — The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

*Cash and Cash Equivalents* — The Company defines cash and cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less, other than those used for trading purposes. This includes amounts deposited in money market funds. The Company records cash and cash equivalents in the Statement of Financial Condition at fair value.

*Cash Deposits With Clearing Organization* — The Company is a member of various clearing organizations with which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The Company records cash and securities segregated for regulatory purposes or deposited with clearing organizations in the statement of financial condition at fair value.

*U.S. Treasury Securities* — During the second quarter 2010, the Company commenced trading in U.S.Treasury Securities for its proprietary portfolio, which consists of long and short positions on U.S Treasury notes, and bonds. U.S. Treasury securities are classified as trading investments and are recorded on trade date at cost. Changes in fair value are reflected in the Company's statement of operations. Generally the Company does not hold the U.S. Treasury bills, notes and bonds to maturity and realizes gains and losses from trading those positions. U.S Treasury securities trade at a discount or a premium to par with the difference between proceeds received upon maturity and purchase price recognized as interest income or expense. Interest income or expense on U.S Treasury notes and bonds is accrued based on the outstanding principal amount of those investments and their stated terms.

*Reverse Repurchase Agreements* — The Company enters into reverse repurchase agreements as part of the Company's matched book trading activity. Reverse repurchase agreements are recorded on trade date at the contract amount and are collateralized by mortgage-backed or other securities. Margin calls are made by the Company as necessary based on the daily valuation of the underlying collateral versus

the contract price. The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral, when necessary.

All reverse repurchase activities are transacted under master repurchase agreements ("MRAs") that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

*Repurchase Agreements* — The Company enters into repurchase agreements as part of the Company's matched book trading activity. Repurchase agreements are treated as collateralized financing transactions and are carried at their contract amounts, including accrued interest, as specified in the respective agreements. Reverse repurchase agreements and repurchase agreements with the same counterparty and the same maturity are presented net in the statement of financial condition when the terms of the agreement permit netting.

*Securities Borrowed and Loaned Transactions* — The Company records securities borrowed and loaned transactions at fair value. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. For these transactions, the rebates accrued by the Company are recorded as interest revenue or expense. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

*Derivative Contracts* — The Company enters into U.S Treasury, Eurodollar, and federal funds futures and options contracts. The Company maintains a margin account which is settled daily with futures and options commission merchants.

*Receivables and Payables, Affiliates* — The Company enters into reverse repurchase agreements with the Parent as well as other affiliates. The Company has also entered into certain administrative/service agreements with certain affiliated companies by which the Company earns administrative and service fee revenue.

*Interest Receivable and Interest Payable* — Interest receivable and interest payable on U.S Treasury notes and bonds is accrued based on the outstanding principal amount of those investments and their stated terms.

*Accrued Interest Receivable and Accrued Interest Payable – Reverse Repurchase Agreements and Repurchase Agreements* — The Company generates income from the spread between what is earned on the reverse repurchase agreements and what is paid on the matched repurchase agreements. Accrued interest receivable and accrued interest payable on reverse repurchase agreements and repurchase agreements, respectively, is based on the outstanding contract amount and the negotiated rate of each contract.

*Other Assets and Other Liabilities* — Other assets consist primarily of pre-paid expenses and deposits with vendors. Other liabilities consist primarily of accrued expenses and accounts payable.

*Equipment and Facilities* — Generally the Company does not own its own equipment and facilities. The cost of all the equipment and facilities, with the exception of the Company's data storage equipment, is shared with affiliates and is allocated to the Company by the Parent. The allocation is based on the relative amount of space occupied and the equipment provided to the Company and is charged to the Company based on an expense sharing agreement with the Parent.

*Use of Estimates* — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information, therefore actual results could differ from those estimates.

*Fair Value Measurements and Disclosures* — ASC 820, "Fair Value Measurements and Disclosures," requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition. Management estimates that the fair values of all other financial instruments recognized in the statement of financial conditions approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

*Legal Reserves* — The Company accrues a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. As of December 31, 2010, the Company was not aware of any outstanding claims or legal actions against the Company.

*Income Taxes* — The Company is taxable as a domestic C Corporation and is subject to federal, state and local income taxes based upon its taxable income. The Company provides for income taxes on all transactions that have been recognized. Accordingly, in the event that there are deferred tax assets or liabilities, the deferred taxes would be adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of the tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

*Market Risk* — Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

*Interest Rate Risk* — Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

*Equity Price Risk* — Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

*Counterparty Credit Risk* — The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk").

The Company has established policies and procedures for mitigating credit risk, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and counterparty (defined as "non-customer" pursuant to SEC Rules 15c3-1 and 15c3-3) securities transactions. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. The Company seeks to control the risks associated with its customer and non-customer activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

*Concentrations of Credit Risk* — The Company provides financing and related services to a diverse group of domestic clients. The Company's exposure to credit risk associated with these transactions is measured on each individual client. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

As of December 31, 2010, the Company's significant concentration of credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agency securities as collateral for reverse repurchase agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default.

The Company's significant industry credit concentration is with financial institutions as well as real estate investment trusts ("REITs"), including both affiliates and third parties. Financial institutions include other brokers and dealers and commercial banks. This concentration arises in the normal course of the Company's brokerage, trading and financing activities.

A summary of new accounting pronouncements follows:

***Broad Transactions***

In January 2010, FASB issued guidance (ASU 2010-06) which increased disclosure regarding the fair value of assets. The key provisions of this guidance include the requirement to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 assets including a description of the reason for the transfers. Previously this was only required of transfers between Level 2 and Level 3 assets. Further, reporting entities are required to provide fair value measurement disclosures for each class of assets and liabilities; a class is potentially a subset of the assets or liabilities within a line item in the statement of financial position. Additionally, disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for either Level 2 or Level 3 assets. This portion of the guidance was effective for the Company on January 1, 2010. The guidance also requires that the disclosure on any Level 3 assets presents separately information about purchases, sales, issuances and settlements. In other words, Level 3 assets are presented on a gross basis rather than as one net number. However, this last portion of the guidance is not effective for the Company until January 1, 2011. Adoption of this guidance results in no material effect in the notes to the Company's statement of financial condition.

## 2. RELATED PARTY TRANSACTIONS

The Company enters into reverse repurchase agreements with other companies affiliated by common ownership to provide a financing source to those affiliates.

The Company processes certain securities transactions for affiliates pursuant to certain agreements. The Company receives a fee for such services, which is included in Administrative and Service fees.

Payables to affiliates consist of expenses to be reimbursed to the Parent pursuant to the expense sharing agreement.

| | |
|---|---|
| Related party receivables are comprised of: | |
| Receivables under reverse repurchase agreements — Parent | $ 17,878,538,000 |
| Interest receivable from reverse repurchase agreements — Parent | 12,247,741 |
| Receivables for administrative and service fees | 56,250 |
| Related party payables are comprised of: | |
| Payable to Parent | 185,990 |

## 3. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement of its matched book transactions, and to earn residual interest rate spreads.

Under these agreements and transactions, the Company receives collateral, including U.S. Government and agencies, corporate fixed income and equity securities. Under many agreements the Company is permitted to sell or re-pledge the securities received as collateral and deliver to counterparties to cover short positions. As of December 31 2010, the fair value of securities received as collateral where the Company is permitted to sell or re-pledge the securities was $18,884,700,500, of which $17,878,538,000 was received from affiliated companies. The fair value of these securities that had been sold or re-pledged was $19,173,103,750 of which none have been sold or re-pledged to affiliated companies.

## 4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000,000 shares of $0.01 par value common stock. As of December 31, 2010, there were 1,000,000 common shares issued and outstanding with a total par value of $10,000. During the year, the Parent made a capital contribution of $25,000,000 to the Company.

## 5. FAIR VALUE MEASUREMENT

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the overall fair value.

Trading securities are valued based on quoted prices (unadjusted) in an active market. The classification of assets and liabilities by level remains unchanged at December 31, 2010 when compared to the previous year. U.S. Treasury securities consist primarily of Treasury Notes and Bonds that are highly liquid and heavily traded on the secondary market. Securities borrowed and loaned are considered level 2 assets due to limited trading volume. Derivatives contracts are listed derivatives that are actively traded and valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| **Assets:** | | | |
| U.S. Treasury securities | 1,100,447,433 | | |
| Securities Borrowed | | 216,676,131 | |
| Cash Equivalents - Money Market Funds | 23,450,000 | | |
| Derivative Contracts | 2,607,266 | | |
| **Liabilities:** | | | |
| U.S. Treasury securities sold, not yet purchased | 909,462,042 | | |
| Securities loaned | | 217,841,311 | |

## 6. DERIVATIVE INSTRUMENTS

In connection with RCap's proprietary trading activities, the Company enters into U.S. Treasury, Eurodollar and federal funds futures and options contracts. The Company invests in futures and options contracts for economic hedging purposes to reduce exposure to changes in yields of its U.S. Treasury securities and for speculative purposes to achieve capital appreciation. The use of futures and options contracts creates exposure to credit risk relating to potential loses that could be recognized if the counterparties to these instruments fail to perform their obligations under the contracts. RCap executes these trades as a customer of an appropriately licensed futures and options broker dealer.

| | Location on Statement of Financial Condition | Net Estimated Fair Value |
|---|---|---|
| **Derivative Contracts** | | |
| December 31, 2010 | Assets | 2,607,266 |
| December 31, 2010 | Liabilities | - |

## 7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

## 8. INCOME TAXES

The Company files its own federal, state and local tax returns. The Company did not have a deferred tax asset or liability as of December 31, 2010.

## 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by SEC Rule 15c3-1 which requires that minimum net capital shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $250,000. As of December 31, 2010, the Company's regulatory net capital of $168,537,401 exceeded the minimum requirement of $250,000 by $168,287,401.

## 10. OTHER REGULATORY REQUIREMENTS

The Company is also subject to the customer protection requirements of SEC Rule 15c3-3 under the Act. For the December 31, 2010 customer reserve computation, there was no requirement to segregate securities into the special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3 of the Act. As of December 31, 2010, there was no requirement for securities to be segregated into a special reserve account for the exclusive benefit of PAIB.

## 11. SUBSEQUENT EVENTS

In January 2011, the Parent Company made an additional $100,000,000 capital contribution to the Company. This additional capital will be used in the continued growth of the current businesses as well as to expand into new businesses in the coming year. The Company evaluated subsequent events through the date of the issuance of this report.

* * * * * *

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2011

RCap Securities, Inc.

1211 Avenue of the Americas Suite 2902

New York, New York 10036

In planning and performing our audit of the financial statements of RCap Securities, Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 25, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, as amended, in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

RCAP SECURITIES, INC.
(S.E.C. I.D. No. 8-67940)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

File pursuant to rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Directors and the Stockholder of
RCap Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of RCap Securities, Inc. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011